Att 2/22/2002



02006095

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



RECEIVED
FEB 20 2002
354
WASH, D.C.
SECTION

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2001 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVEX, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Elm Street, Suite 4224
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana — (214) 979-0333
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name)

901 Main Street, Suite 5600	Dallas	Texas	75202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) An Oath or Affirmation
- ☑ (c) Consolidated Statements of Financial Condition
- ☑ (d) Consolidated Statements of Operations
- ☑ (e) Consolidated Statements of Shareholder's Equity
- ☑ (f) Consolidated Statements of Cash Flows
- ☑ (g) Computation of Net Capital
- ☑ (h) Independent Public Accountants' Report on Internal Control Structure Required by SEC Rule 17a-5

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of INVEX, Inc., as of December 31, 2001 and 2000, are true and correct. I further affirm that neither the company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.



President


MARTHA ARREZ
MY COMMISSION EXPIRES
June 8, 2004

Subscribed and sworn to before me
this 14th day of February 2002.



Notary Public

Report of Independent Public Accountants

To the Board of Directors of
INVEX, Inc.:

We have audited the accompanying consolidated statements of financial condition of INVEX, Inc., a Delaware corporation wholly owned by INVEX, Casa de Bolsa, S.A. de C.V., and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INVEX, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Dallas, Texas,
February 8, 2002

INVEX, Inc. and Subsidiaries

Consolidated Statements of Financial Condition
December 31, 2001 and 2000

ASSETS	2001	2000
ASSETS:		
Cash	$ 60,210	$ 67,592
Deposits with clearing broker	191,360	183,664
Securities purchased under agreements to resell	18,394,957	52,245,495
Securities owned, at market value	4,374,164	99,761
Receivables from other brokers and dealers	118,788	362,610
Receivable from clearing broker	278,761	2,725,024
Interest and accounts receivable	13,434	4,003
Furniture and equipment, net of accumulated depreciation of $186,059 and $168,869 in 2001 and 2000, respectively	102,576	92,911
Other assets	38,347	6,443
Total assets	$23,572,597	$55,787,503
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Payables to customers	$18,380,703	$52,238,152
Other liabilities	227,789	242,737
Total liabilities	18,608,492	52,480,889
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value, 1,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	9,999,000	9,999,000
Accumulated deficit	(5,035,895)	(6,693,386)
Total shareholder's equity	4,964,105	3,306,614
Total liabilities and shareholder's equity	$23,572,597	$55,787,503

The accompanying notes are an integral part of these consolidated financial statements.

INVEX, Inc. and Subsidiaries

Consolidated Statements of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUE:		
Commissions	$2,726,382	$2,132,662
Trading income, net	151,251	380,125
Interest income	212,562	117,403
Total revenue	3,090,195	2,630,190
EXPENSES:		
Employee compensation and benefits	537,850	378,920
Subscriptions, dues, and clearing fees	314,917	308,370
Communications	92,382	85,902
Professional fees	215,204	175,717
General and administrative	169,428	142,410
Interest expense	6,720	69,922
Occupancy and equipment rental	68,327	52,183
Total expenses	1,404,828	1,213,424
Income before provision for income taxes	1,685,367	1,416,766
PROVISION FOR INCOME TAXES	27,876	18,297
NET INCOME	$1,657,491	$1,398,469

The accompanying notes are an integral part of these consolidated financial statements.

INVEX, Inc. and Subsidiaries

Consolidated Statements of Shareholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE, December 31, 1999	$1,000	$9,999,000	$(8,091,855)	$1,908,145
Net income	-	-	1,398,469	1,398,469
BALANCE, December 31, 2000	1,000	9,999,000	(6,693,386)	3,306,614
Net income	-	-	1,657,491	1,657,491
BALANCE, December 31, 2001	$1,000	$9,999,000	$(5,035,895)	$4,964,105

The accompanying notes are an integral part of these consolidated financial statements.

INVEX, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$1,657,491	$1,398,469
Adjustments to reconcile net income to net cash provided by operating activities-		
Depreciation	34,107	24,448
Gain on sale of fixed assets	(2,429)	-
(Increase) decrease in assets-		
Deposits with clearing broker	(7,696)	(11,596)
Securities purchased under agreements to resell	33,850,538	(32,696,300)
Securities owned, at market value	(4,274,403)	1,099,829
Receivables from other brokers and dealers	243,822	(158,582)
Receivable from clearing broker	2,446,263	(2,383,413)
Interest and accounts receivable	(9,431)	7,660
Other assets	(31,904)	(1,215)
Increase (decrease) in liabilities-		
Payables to customers	(33,857,449)	32,739,091
Other liabilities	(14,948)	31,448
Net cash provided by operating activities	33,961	49,839
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment, net	(41,343)	(57,286)
Net cash used in investing activities	(41,343)	(57,286)
NET DECREASE IN CASH	(7,382)	(7,447)
CASH, beginning of year	67,592	75,039
CASH, end of year	$ 60,210	$ 67,592
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for-		
Interest	$ 6,720	$ 69,922
Taxes	$ 30,700	$ 11,195

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization:

INVEX, Inc. ("INVEX" or the "Company"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker-dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. INVEX is wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. (the "Parent") and is a member of the National Association of Securities Dealers, Inc. The Parent's business activities include underwriting and proprietary trading in Mexican securities. The Parent is a member of the Mexican-based financial group, INVEX, Grupo Financiero, S.A. de C.V. (the "Group").

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and include the accounts of INVEX and its wholly owned subsidiaries, INVEX USA, INVEX International, S.A., and its wholly owned subsidiary, INVEX Worldwide, S.A. (collectively, the "Company"), after the elimination of all intercompany balances and transactions.

The Company is a NASD registered securities broker-dealer offering brokerage services for the Mexican clients of its Parent as well as executing proprietary trading for the firm. During December 2000, both INVEX Worldwide and INVEX International were fully liquidated. The majority of the Company's revenue relates to commissions and mark ups attributable to customer transactions.

2. Significant Accounting Policies:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions, commission income, and related expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, are stated at quoted market values with unrealized gains and losses reflected in trading income, net on the accompanying consolidated statements of operations. Commissions consist primarily of mark ups on bonds sold to customers.

Securities purchased under agreements to resell are collateralized financing transactions and are carried at the amounts at which the securities could have been subsequently resold, as of December 31, 2001 and 2000, as specified in the respective agreements plus accrued interest. As of December 31, 2001 and 2000, the securities purchased under agreements to resell have been pledged as collateral for the payables to customers and represent over-night transactions.

Securities inventory is carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 3).

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2000 presentation.

INVEX, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001 and 2000

3. Securities Inventory:

The components of inventory at December 31, 2001 and 2000, are as follows:

	2001	2000
Domestic		
U.S. Treasury Securities	$4,098,243	$ -
Foreign		
Debt instruments	275,921	99,761
	$4,374,164	$ 99,761

4. Reconciliation of Assets, Liabilities, and Shareholder's Equity:

These financial statements have been prepared on the basis of accounting principles generally accepted in the United States and differ in certain respects from the accounting prescribed by the SEC's general instructions to Form X-17A-5.

INVEX, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001 and 2000

A reconciliation of the amounts reported herein to amounts reported by the Company on Part IIA of Form X-17A-5, as amended, filed with the SEC for the year ended December 31, 2001, is as follows:

	Part IIA of Form X-17A-5	Reclassifications	Adjustments	Consolidation of Subsidiaries	Financial Statements
Assets:					
Cash	$ 60,010	$ -	$ 200	$ -	$ 60,210
Deposits with clearing broker	-	191,360	-	-	191,360
Securities purchased under agreements to resell	-	-	-	18,394,957	18,394,957
Securities owned, at market value	4,098,244	-	1	275,919	4,374,164
Receivables from other brokers and dealers	397,538	(278,761)	-	11	118,788
Receivable from clearing broker	191,360	87,401	-	-	278,761
Interest and accounts receivable	8,674	-	-	4,760	13,434
Furniture and equipment, net of accumulated depreciation	102,576	-	-	-	102,576
Investment in subsidiaries	294,945	-	(1)	(294,944)	-
Other assets	38,547	-	(200)	-	38,347
Total assets	$5,191,894	$ -	$ -	$18,380,703	$23,572,597
Liabilities:					
Payables to customers	-	-	-	18,380,703	18,380,703
Payable to brokers or dealers	13	-	(13)	-	-
Other liabilities	191,892	-	35,897	-	227,789
Total liabilities	191,905	-	35,884	18,380,703	18,608,492
Shareholder's equity	4,999,989	-	(35,884)	-	4,964,105
Total liabilities and shareholder's equity	$5,191,894	$ -	$ -	$18,380,703	$23,572,597

5. Taxes:

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. This method gives consideration to the future tax consequences associated with carryforwards and with temporary differences between financial accounting and tax bases of assets and liabilities. These differences relate primarily to items such as the timing of recognition of securities market value differences.

The Company has no significant permanent differences between the reported amount of income tax expense and the amount of income tax expense that would result from applying the federal statutory rates to pretax income from continuing operations; however, in 2000 the Company recorded a tax loss of $1,880,248 resulting from the liquidation of Invex International, Inc. This loss was attributable to previously unrecognized tax attributes.

INVEX, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2001 and 2000

As of December 31, 2001, the Company had a net operating loss carryforward for federal income tax purposes of approximately $3,182,000. In its consolidated return, the Company can utilize the net operating loss carryforward to offset future consolidated taxable income. If not used, approximately $803,000 of the net operating loss carryforward expires in 2010 and $2,379,000 expires in 2020. The Company also has a capital loss carryforward of approximately $1,741,000, which can be used to offset future capital gains and expires in 2005. A valuation allowance equal to the benefit related to the capital loss carryforward and net operating loss carryforward has been established because management believes it is more likely than not that the assets will not be realized.

The following is a summary of the Company's provision for income taxes for the years ended December 31, 2001 and 2000:

	2001	2000
Current tax provision:		
Federal	$581,051	$ -
Net operating loss utilization	(533,681)	-
Capital loss carryforward	(47,370)	-
Alternative minimum tax credit	23,404	10,255
State	4,472	8,042
Provision for income taxes	$ 27,876	$ 18,297

The following is a summary of the tax effects of attributes that give rise to deferred tax assets and liabilities as of December 31, 2001 and 2000:

	2001	2000
Deferred taxes:		
Assets		
Net operating losses	$1,081,840	$1,619,097
Capital loss carryforward	591,914	639,284
Alternative minimum tax credit	33,659	10,255
Liabilities	-	-
Net deferred tax asset before valuation allowance	1,707,413	2,268,636
Valuation allowance	(1,707,413)	(2,268,636)
Net deferred tax asset	$ -	$ -

6. Transactions with Clearing Brokers:

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

7. Net Capital Requirement:

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(f), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000 at December 31, 2001 and 2000. At December 31, 2001 and 2000, the Company had net capital as defined by Rule 15c3-1(f) of $4,555,247 and $3,018,397, respectively, which was $4,305,247 and $2,768,397 in excess of the required minimum net capital, respectively.

8. Commitments:

The Company entered into a lease for office space during 1994. The lease expires on September 30, 2004, and provides for minimum annual rentals, which are subject to escalation clauses for operating costs and real estate taxes. The future minimum lease payments for the Company are as follows:

2002	$ 77,220
2003	77,220
2004	57,915
Total	$212,355

Rent expense amounted to $51,847 and $36,577, net of sublease income of approximately $26,000 and $37,000, for the years ended December 31, 2001 and 2000, respectively.

9. Off-Balance Sheet Risk and Concentration of Credit Risk:

The Company has no instrument that, in whole or in part, is accounted for as a derivative instrument under Financial Accounting Standards Board (FASB) Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as of December 31, 2001 or 2000.

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high net worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER INVEX, INC. as of 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	$4,999,989	3480
2.	Deduct ownership equity not allowable for Net Capital			19	-	3490
3.	Total ownership equity qualified for Net Capital				4,999,989	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities			$	4,999,989	3530
6.	Deductions and/or charges: 17					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 444,742	3540			
	B. Secured demand note delinquency		3590			
	C. Commodity futures contracts and spot commodities– proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		444,742	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions			20 $	4,555,247	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities 18		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (List)		3736			3740
10.	Net Capital			$	4,555,247	3750

OMIT PENNIES

Note 1: See Note 4 to the consolidated financial statements for the reconciliation between the net capital computation above and the computation included in the Company's unaudited December 31, 2001, Form X-17A-5 Part IIA filing.

Schedule I
Page 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	INVEX, INC.	as of 12/31/01

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required ($6^{2/3}$% of line 19)		$		3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$		3758
13.	Net capital requirement (greater of line 11 or 12)		$		3760
14.	Excess net capital (line 10 less 13)		$		3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22	$		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition					$		3790
17.	Add:							
	A. Drafts for immediate credit	21	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		$		3810			
	C. Other unrecorded amounts (List)		$		3820	$		3830
19.	Total aggregate indebtedness					$		3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)					%		3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)					%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)	23	$	250,000	3880
24.	Net capital requirement (greater of line 22 or 23)		$	250,000	3760
25.	Excess capital (line 10 less 24)		$	4,305,247	3910
26.	Net capital in excess of the greater of:				
	A. 5% of combined aggregate debit items or $250,000		$	4,255,247	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. $6^{2/3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets. (See Schedule I Page 3)

INVEX, Inc. and Subsidiaries

Schedule of Nonallowable Assets
December 31, 2001

Interest and accounts receivable	$ 8,674
Investments in and receivables from subsidiary	294,945
Furniture and equipment	102,576
Other assets	38,547
	$444,742

The accompanying notes to supplementary schedule are an integral part of this schedule.

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER INVEX, INC. as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k) (1) – $2,500 capital category as per Rule 15c3-1		4550
B.	(k) (2) (A) – "Special Account for the Exclusive Benefit of customers" maintained		4560
C.	(k) (2) (B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm 30 Bear Stearns Securities Corp. 4335	X	4570
D.	(k) (3) – Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (Yes or No)	
31		4600		4601		4602		4603		4604		4605
32		4610		4611		4612		4613		4614		4615
33		4620		4621		4622		4623		4624		4625
34		4630		4631		4632		4633		4634		4635
35		4640		4641		4642		4643		4644		4645

Total $ 36 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of net capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of net capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Note: In management's opinion, the Company has complied with the exemptive provision under Rule 15c3-3 for the year ended December 31, 2001.

Independent Public Accountants' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors of INVEX, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of INVEX, Inc., a Delaware corporation wholly owned by INVEX, Casa de Bolsa, S.A. de C.V., and subsidiaries (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Arthur Andersen LLP

Dallas, Texas,
February 8, 2002